For immediate release

NEWSFLASH

Toronto - March 25, 2004 - The following is an update of the recent developments with regard to the legal proceedings between Archangel Diamond Corporation ("the Company") and Arkhangelskgeoldobycha ("AGD")

Archangel Diamond Corporation Loses Colorado Appeal

The Colorado Court of Appeal affirmed the ruling of the Denver District Court dismissing the Company's claims against AGD and Lukoil for lack of personal jurisdiction over the defendants. The Company's counsel has advised that this judgment is incorrectly decided and is considering the position.

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For further information contact:

Marina Mayorova
Archangel Diamond Corporation
Moscow
Tel: ++ 11 7 095 232 5570
general@archangeldiamond.com

Archangel Diamond Corporation
Toronto
Tel: ++ 416 423 1600

The TSX Venture exchange has neither approved nor disapproved the contents of this news release.

Suite 400 - 65 Overlea Boulevard
Toronto Ontario Canada M4H 1P1
Tel: 1 (416) 423 1600 Fax: 1 (416) 429 2462